SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32299

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 30, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on October 25, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Altegris KKR Commitments Fund [File No. 811-22964]

Summary: Applicant, a closed-end investment company and a feeder fund in a master/feeder structure, seeks an order declaring that it has ceased to be an investment company. On May 31, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $37,218 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on August 17, 2016.

Applicant's Address: 1200 Prospect Street, Suite 400, La Jolla, CA 92037.

Morgan Stanley Limited Duration U.S. Government Trust [File No. 811-06330]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Short Duration Income Portfolio, a series of Morgan Stanley Institutional Fund Trust, and on January 11, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $132,277 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on August 22, 2016.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

DoubleLine Equity Funds [File No. 811-22790]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 30, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $10,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on August 26, 2016.

Applicant's Address: 333 South Grand Avenue, Suite 1800, Los Angeles, CA 90071.

Whitebox Mutual Funds [File No. 811-22574]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 19, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $140,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on August 26, 2016.

Applicant's Address: 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416.

Dreyfus/Laurel Tax-Free Municipal Funds [File No. 811-03700]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 28, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on August 8, 2016, and amended on August 31, 2016.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Avenue, New York, NY 10166.

A&Q Event Fund LLC [File No. 811-10479]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 5, 2016 and May 6, 2016, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $11,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on September 2, 2016.

Applicant's Address: c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901.

A&Q Aggregated Alpha Strategies Fund LLC [File No. 811-21516]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 5, 2016 and May 5, 2016, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $11,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on September 2, 2016.

Applicant's Address: c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901.

A&Q Equity Opportunity Fund LLC [File No. 811-10527]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to A&Q Masters Fund and, on January 1, 2016, made a final distribution to its shareholders based on net asset value. Expenses of approximately $263,083 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Date: The application was filed on September 2, 2016.

Applicant's Address: c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901.

Purisima Funds [File No. 811-07737]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 30, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $20,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on September 7, 2016.

Applicant's Address: 5525 NW Fisher Creek Drive, Camas, WA 98607.

BlackRock Municipal Bond Investment Trust [File No. 811-21054]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to BlackRock Municipal

Income Investment Trust, and on June 1, 2016, final distributions were paid to applicant's

shareholders based on net asset value. Expenses of approximately $261,735 incurred in

connection with the reorganization were paid by applicant and applicant's investment adviser.

<u>Filing Date</u>: The application was filed on September 8, 2016.

<u>Applicant's Address</u>: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Redmond Reinsurance Investment Interval Fund [File No. 811-23041]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has never made a public offering of its

securities and does not propose to make a public offering or engage in business of any kind.

<u>Filing Date</u>: The application was filed on September 15, 2016.

<u>Applicant's Address</u>: 101 East Lancaster Avenue, Suite 201, Wayne, PA 19087.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Robert W. Errett
Deputy Secretary